Skadden, Arps, Slate, Meagher & Flom llp
Four Times Square New York 10036-6522 ----- TEL: (212) 735-3000 FAX: (212) 735-2000 www.skadden.com

FIRM/AFFILIATE OFFICES

-----------

BOSTON

CHICAGO

HOUSTON

LOS ANGELES

PALO ALTO

WASHINGTON, D.C.

WILMINGTON

-----------

BEIJING

BRUSSELS

FRANKFURT

HONG KONG

LONDON

MOSCOW

MUNICH

PARIS

SÃO PAULO

SHANGHAI

SINGAPORE

SYDNEY

TOKYO

TORONTO

June 20, 2017

VIA EDGAR AND EMAIL

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Nicholas P. Panos
Senior Special Counsel
Office of Mergers and Acquisitions

Re:	XLIT Ltd.
Schedule TO-I
Filed June 7, 2017
File No. 005-89999

Dear Mr. Panos:

On behalf of XLIT Ltd. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) in your letter dated June 15, 2017 in connection with the above captioned Schedule TO (the “Schedule TO”). In connection with these responses, the Company is filing via EDGAR a complete copy of the Amendment No. 1 to the Schedule TO (as so amended and including the exhibits filed therewith, the “Amended Schedule TO”). For the convenience of the Staff, we also sent to you via email a copy of this letter and clean and marked copies of the amended Offer to Purchase (attached as Exhibit (a)(1)(C) of the Amended Schedule TO, the “Offer to Purchase”).

Your numbered comments are reproduced below in italicized text. The Company’s response to each comment is set forth immediately following the reproduced comment to which it relates. All references to page numbers in the Company’s responses are to the page numbers in the Offer to Purchase. Capitalized terms used herein without definition have the meanings given in the Offer to Purchase.

United States Securities and Exchange Commission

June 20, 2017

Schedule TO-I

Item 10. Financial Statements, page 5

1.	Information required by Item 10 of Schedule TO and corresponding Item 1010(a) of Regulation M-A appears to have been incorporated by reference. Please advise us whether or not information required by Item 1010(b) has been provided, or explain the basis for its exclusion. In addition, please revise the Offer to Purchase to include summary financial information, as described in Item 1010(c) of Regulation M-A, including the ratio of earnings to fixed charges. See Instruction 6 to Item 10 of Schedule TO and the related staff guidance available in our July 2001 Supplement to the Manual of Publicly Available Telephone Interpretations at interpretation I.H.7.

Response: The Company respectfully advises the Staff that information required by Item 1010(b) has not been provided because the Company has determined that the pro forma effect of the Offers and related transactions is not material. The Company believes that this determination is supported by the Company’s financial condition, including its current debt ratings and its expectation that the rating agencies will not alter their ratings of the Company’s securities as a result of the Offers and the expected public offering of new subordinated notes to finance the Offers. The determination is also supported by the fact that the Offers and the expected public offering are principally refinancing transactions, which are not expected to materially affect the Company’s financial statements.

In response to the Staff’s comment, the Company has included the summary financial information, as described in Item 1010(c) of Regulation M-A, including the ratio of earnings to fixed charges. Please see pages 15-17.

Offers to Purchase

2045 Notes Offer, page 3

2.	Advise us of the legal basis upon which the Offeror relied to conclude that use of a fixed spread pricing mechanism is not inconsistent with Section 14(e). While we recognize that the Price Determination Date, as defined in your offer, is scheduled to occur on June 21, the Commission has interpreted the term “material” to include price. Refer to Exchange Act Release 43069 (July 24, 2000). Given that the price established on June 21 is unknown at the outset of the offer and through 1:59 p.m. on June 21, during the time at which security holders have been incentivized to tender with the offer of an early tender fee payment, the fixed spread pricing mechanism may be in conflict with Section 14(e) inasmuch as a material term to the offer is not known – and by the Offeror’s own admission, undetermined ─ for the first nine full business days of the tender offer.

Response: The Company acknowledges the Commission’s position, including as described in Exchange Act Release 43069 (July 24, 2000), that price information is material to security holders in a tender offer and that the omission of such information

2

United States Securities and Exchange Commission

June 20, 2017

may constitute a “fraudulent, deceptive or manipulative” practice within the meaning of Section 14(e) of the Exchange Act.  However, the Company does not believe that the use of the fixed spread pricing mechanism constitutes a fraudulent, deceptive or manipulative practice.  The disclosures in the Offer to Purchase provide the holders of the 2045 Notes with the necessary information beginning on the first day of the offer period, including the reference security to be used to determine the offer price, the fixed spread to such reference security and the methodology that will be used to determine the offer price, including the Bloomberg Reference Page on which reference security quotations will be obtained, to make an informed investment decision.

The 2045 Notes, similar to other investment grade securities, generally trade at prices based on a spread over treasury securities with similar maturity dates.  Holders of the 2045 Notes are aware of this trading correlation and the impact it could have on the trading prices of the 2045 Notes.  The Company believes that the use of the fixed spread pricing mechanism allows the consideration offered to holders during the offer period to address the potential impact of the yield attributable to interest rate risk.  Although the nominal price on a particular day of the 2045 Notes Offer may vary, the fixed spread pricing mechanism is designed to protect both investors and the Company from variations in the actual value of the consideration during the offer period.  As the Company believes the Staff is aware, the fixed spread pricing mechanism used for the 2045 Notes Offer is consistent with, and comparable to, prevailing and long standing market practice in similar debt tender offers for investment grade securities.  In adopting the fixed spread pricing mechanism, the Company considered the familiarity of investors with the fixed spread pricing mechanism.

Based on the foregoing, the Company respectfully submits that the fixed spread pricing mechanism described in the Offer to Purchase does not constitute a “fraudulent, deceptive or manipulative” practice within the meaning of Section 14(e).

Proration, page 3

3.	The application of Rule 13e-4(f)(3), by its terms, is dependent upon a finding that a greater number of securities” have been tendered than the Offeror is bound to accept. The description of how proration will be implemented, if at all, in the context of these offers therefore is inconsistent with the rule text in light of the apparent absence of express disclosure regarding a specified number of securities sought in each class. Notwithstanding the disclosure that appears in Section 6 at page 25, please revise the disclosure here to conform to the text of the cited rule provision, or advise.

Response: In response to the Staff’s comment, the Company has revised the description in the Offer to Purchase of how proration will be implemented in the Offers by conforming it to the text of Rule 13e-4(f)(3), and by including a table to illustrate the proration factor applicable to each series of Securities and the number of securities in each class based on certain assumptions with respect to participation in the Offers. The Company respectfully advises the Staff that, as a result of the Acceptance Priority Levels for the Offers, the precise extent to which the Securities of each class could be subject to

3

United States Securities and Exchange Commission

June 20, 2017

proration is not determinable until the expiration of the Offers, even if the amount of Securities eligible to be accepted for purchase in such class is known. The Company has also included disclosure to that effect in the revised Offer to Purchase. Please see page 29 and, for the Staff’s reference, the full text of the revised “Proration” section included below.

Proration

If there are sufficient remaining funds pursuant to the Aggregate Maximum Repurchase Amount to purchase some, but not all of the Securities of a series, the number or amount of Securities purchased in that series may be subject to proration. In addition, the amount of 2045 Notes purchased may be subject to proration if the acceptance for purchase of 2045 Notes up to the Aggregate Maximum Repurchase Amount would result in the 2045 Notes Cap being exceeded, in which case we will purchase 2045 Notes based on a proration factor calculated as described below.

If proration is required with respect to a particular series of Securities and proration would otherwise result in the purchase of fractional Securities, the number of Securities of such series purchased will be rounded down to the nearest $1,000 in liquidation preference or principal amount, as applicable, to avoid the purchase of fractional Securities. The proration factor shall be a fraction, expressed as a percentage, the numerator of which is the number of Securities that may be purchased of such series without exceeding the Aggregate Maximum Repurchase Amount and the denominator of which is the total number of Securities of such series that have been validly tendered prior to the Expiration Date. Because the calculation of the proration factor is subject to the Acceptance Priority Levels, the Aggregate Maximum Repurchase Amount and, in the case of the 2045 Notes, the 2045 Notes Cap, even if all Securities of a particular series are validly tendered, the proration factor is only determinable by reference to the number of Securities that are validly tendered at higher Acceptance Priority Levels. The table below illustrates the proration factor that would be applicable to each series of Securities and the maximum number of Securities of each series that could be accepted for purchase assuming the subscription levels of the Offers referenced in the table.

	Fully Subscribed	Fully Subscribed (excluding Series D Offer)	Fully Subscribed (excluding Series D Offer and Series E Offer)	Only 2045 Notes are tendered but all 2045 Notes are tendered
Series D Shares	Maximum number of shares: 350,000	N/A	N/A	N/A

Proration factor: 100.0%

Series E Shares	Maximum number of shares: 239,516	Maximum number of shares: 591,397	N/A	N/A

	Proration factor: 24%	Proration factor: 59%%

CICL Shares	N/A	N/A	Maximum number of shares: 569,948	N/A

Proration factor: 95%

2045 Notes	N/A	N/A	N/A	Maximum principal amount of Notes: $93.9 million

Proration factor: 18.8%

4

United States Securities and Exchange Commission

June 20, 2017

Section 3. Procedures for Tendering Securities, page 21

4.	Refer to the statement that reads, “[a]s there is no Letter of Transmittal in connection with the Offers, holders must follow the procedures set forth below in order to tender Securities in the Offers.” Rule 13e-4(a)(4) defines the term “commencement” as “the transmittal form or statement regarding how the transmittal form may be obtained.” In light of the codified definition of commencement, please advise us whether or not the tender offers have commenced within the meaning of that term as used in Rule 13e-4.

Response: The Company respectfully advises the Staff that the Schedule TO was accepted by EDGAR at 7:28 PM EST on June 7, 2017. Concurrently with the filing of the Schedule TO, the Information Agent distributed the offer materials through each Covered Clearing System in accordance with the distribution instructions and procedures applicable to each such Covered Clearing System.

Rule 13e-4(a)(4) provides that “commencement means 12:01 a.m. on the date that the issuer or affiliate has first published, sent or given the means to tender to security holders.” It also provides that the “means to tender includes the transmittal form or a statement regarding how the transmittal form may be obtained.” The Company respectfully submits that Rule 13e-4(a)(4) does not provide that a transmittal form is the exclusive means by which a tender offer may commence. As all of the securities subject to the Offers are held in electronic “book-entry” form through a Covered Clearing System, a transmittal letter or form is not the customary or appropriate means through which security holders can properly tender their securities in the Offers, and the Offer to Purchase specifically directs security holders to the means for tendering securities through the Covered Clearing Systems. As this information was provided to security holders at the time the offer materials were first distributed, the Company respectfully submits that the Offers commenced, within the meaning of Rule 13e-4(a), on June 7, 2017.

5

United States Securities and Exchange Commission

June 20, 2017

Determination of Validity; Rejection of Securities, page 23

5.	The Offeror represents that all questions as to the form, eligibility and validity of tendered securities will be determined in its sole discretion and will thus be viewed as “final and binding.” Please revise to remove the implication that security holders may not challenge these determinations in a court of competent jurisdiction, and make a corresponding change to the last sentence of Section 7, titled “Conditions of the Offers.”

Response: In response to the Staff’s comment, the Company has revised the Offer to Purchase accordingly. Please see pages 26 and 32.

Section 4. Withdrawal Rights, page 24

6.	Please disclose that equity securities not yet accepted for payment after the expiration of forty business days from the commencement of the offers may always be withdrawn, or advise us of the legal basis upon which the Offeror relied to exclude this information. See Rule 13e-4(f)(2)(ii).

Response: In response to the Staff’s comment, the Company has revised the disclosure in the Offer to Purchase to specifically include the information regarding withdrawal rights as set forth in Rule 13e-4(f)(2)(ii). Please see page 27.

Section 7. Conditions of the Offers, page 27

7.	Where the tender offers are subject to a financing contingency, the satisfaction of which remains uncertain, a material change will occur in the information previously disclosed if and when the offer becomes fully financed. Under Rule 13e-4(c)(3), the Offeror will be required to promptly file an amendment to its Schedule TO disclosing this material change. Please confirm that the Offeror intends to treat the satisfaction of the financing condition as a material change under Rules 13e-4(c)(3), (d)(2) and (e)(3). See Exchange Act Release Nos. 23421 (July 11, 1986 at footnote 70) and 24296 (April 3, 1987).

Response: The Company confirms that it intends to treat the satisfaction of the Financing Condition as a material change under Rules 13e-4(c)(3), (d)(2) and (e)(3).

8.	The disclosure on page 25 explains that “no CICL Shares or 2045 Notes will be accepted for purchase if the aggregate purchase price for the Series D Shares and Series E Shares is equal to or exceeds the Aggregate Maximum Repurchase Amount.” This disclosure implies that under certain circumstances, the Offeror may terminate the offers to purchase the CICL Shares and 2045 Notes. Please advise us of the legal basis upon which the Offeror has concluded that the offers for lower priority classes may be lawfully terminated in the absence of an express condition. Refer to Section 14(e), which statutory provision may be applied to regulate tender offers considered illusory.

Response: In response to the Staff’s comment, the Company has revised the conditions to the Offers with respect to the CICL Shares and the 2045 Notes to clarify that it is a

6

United States Securities and Exchange Commission

June 20, 2017

condition to such Offers that the Offeror has sufficient funds remaining pursuant to the Aggregate Maximum Repurchase Amount to purchase the CICL Shares and/or the 2045 Notes, as applicable. Please see page 31.

Section 9. Source and Amount of Funds, page 29

9.	We noticed consideration in the offers will be sourced from “cash received in the New Debt Financing.” Please provide the information required by Item 1007(d) with respect to the New Debt Financing, as defined in the filing, or advise us of the legal basis upon which the Offeror relied to exclude this information from the Offers to Purchase.

Response: The Company respectfully advises the Staff that the information required by Item 1007(d) with respect to the New Debt Financing is not yet available as the terms of the New Debt Financing have not been finalized. The Company confirms that it will further amend the Amended Schedule TO to provide such information when such information is available and that the Company intends to treat such amendment as a material change under Rules 13e-4(c)(3), (d)(2) and (e)(3).

Section 10. Certain Information Concerning the Company
Incorporation by Reference, page 30

10.	The disclosure in this section contemplates forward incorporation by reference. Neither Rule 13e-4 nor Schedule TO, by their terms, permit forward incorporation of disclosure contained within subsequently filed documents. Please revise the disclosure under this heading to clarify that the Schedule TO will be amended to include updates, inclusive of updated periodic report filings. Refer to General Instruction F of Schedule TO.

Response: The Company respectfully advises the Staff that page 30 of the original Offer to Purchase included the following statement:

“Pursuant to Rule 13e-4(c)(2) under the Exchange Act, we have filed with the SEC a tender offer statement on Schedule TO. Please note that the Schedule TO to which this Offer to Purchase relates does not permit forward “incorporation by reference.” If a material change occurs in the information set forth in this Offer to Purchase, we will amend the Schedule TO accordingly.”

In response to the Staff’s comment, the Company has revised the disclosure in this section to clarify that amendments to the Schedule TO will include updated periodic report filings and to delete the disclosure relating to forward incorporation by reference. Please see page 34.

Section 11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning Securities and Other Securities, page 31

11.	Given that the Company or its affiliates beneficially own 5,000 Series D Shares and 500 Series E Shares, please revise to disclose the names and addresses of the affiliates who

7

United States Securities and Exchange Commission

June 20, 2017

beneficially own the subject securities as well as the aggregate number and percentage beneficially owned by each person, or advise. Refer to Item 1008(a) of Regulation M-A.

Response: The Company respectfully advises the Staff that XL Group Ltd directly holds 5,000 Series D Shares and 500 Series E Shares. In response to the Staff’s comment, the Company has revised the disclosure in the Offer to Purchase accordingly. Please see page 35.

Section 18. Miscellaneous, page 39

12.	We note the representation that tenders will not be accepted from holders in a jurisdiction in which it is determined that the Offeror cannot comply with applicable law. Rule 13e-4(f)(8)(i), however, does not exempt from its application offerees in such a jurisdiction. Please reconcile the disclosure that implies security holders from such a jurisdiction would be ineligible to participate in any of the tender offers with this rule provision.

Response: The Company respectfully advises the Staff that the referenced language was intended to refer to restrictions under state law as provided in Rule 13e-4(f)(9)(ii). In response to the Staff’s comment, the Company has revised the disclosure in Section 18 to conform to the language of such rule. Please see pages 5-6 and 43.

If you have any questions regarding the responses to the comments of the Staff, or require additional information, please call or email me at (212) 735-2918 or gregory.fernicola@skadden.com.

Sincerely,

/s/ Gregory A. Fernicola

cc:	Via E-mail
Christina M. Thomas
Staff Attorney

Kirstin Gould
Executive Vice President, General Counsel and Secretary
XL Group Ltd
O’Hara House, One Bermudiana Road
Hamilton HM 08, Bermuda

8

United States Securities and Exchange Commission

June 20, 2017

Via E-mail
Todd E. Freed, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP

9